UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-28311
NOTIFICATION OF LATE FILING

(Check one):		Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:

	✓	Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

	For the Transition Period Ended:			June 30, 2014

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIBLING GROUP HOLDINGS, INC.
Full Name of Registrant.

Former Name if Applicable

901 Mopac Expressway South, Barton Oaks Plaza One, Suite 300
Address of Principal Executive Office (Street and Number)

Austin, TX 78746
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to change in the Company’s fiscal year end, the Registrant was unable, without unreasonable effort and expense, to complete its financial statements in sufficient time to enable its prior independent registered public accounting firm to complete its review of the Registrant’s financial statements to be contained in its Annual Report on Form 10-K for the period ended June 30, 2014 on or prior to the prescribed filing date of September 29, 2014.  The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date of September 29, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Maurine Findley	512	329-1905
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			No ✓

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sibling Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 26, 2014	By:	/s/ Maurine Findley
Maurine Findley Chief Executive Officer